

August 25, 2022

Christopher A. Tomasso
President and Chief Executive Officer
First Watch Restaurant Group, Inc.
8725 Pendery Place, Suite 201
Bradenton, FL 34201

      **Re: First Watch Restaurant Group, Inc.**
         **Draft Registration Statement on Form S-1**
         **Submitted August 23, 2022**
         **CIK No. 0001789940**

Dear Mr. Tomasso:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services

cc:    Alex Lynch